CONSENT OF INDEPENDENT PUBLIC ACCOUNTING FIRM

To the Board of Directors

LTN Staffing, Inc. and Subsidiaries:

We consent to the use in this Registration Statement on Form S-1 of LTN Staffing, Inc. and Subsidiaries of our report dated February 11, 2013, with respect to the balance sheets of American Partners Inc as of December 3, 2012 and 2011, and the related statements of income and retained earnings and cash flows for the period January 1, 2012 to December 3, 2012 and the year ended December 31. 2011, appearing in the Prospectus, which is part of this Registration Statement, and to the reference to us under the heading “Experts” in such Prospectus.

/s/ Kahn, Litwin, Renza & Co., Ltd.

Waltham, Massachusetts

October 10, 2013